Exhibit 99.1

Americas Gold and Silver Corporation Reports Q1-2023 Results

TORONTO--(BUSINESS WIRE)--May 15, 2023--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, reports consolidated financial and operational results for the quarter ended March 31, 2023.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR profile at www.sedar.com, and on its EDGAR profile at www.sec.gov, and which are also available on the Company’s website at www.americas-gold.com. All figures are in U.S. dollars unless otherwise noted.

Highlights

  Revenue of $22.1 million, representing a decrease of $4.3 million year-over-year, primarily due to a 17-day maintenance shutdown at the Cosalá Operations in February and lower realized metals prices.
  Net cash generated from operating activities improved by $3.5 million to $1.7 million during Q1-2023 compared to net cash used in operating activities of $1.8 million during Q1-2022.
  A net loss of $10.5 million for Q1-2023, or an attributable loss of $0.05 per share1, representing an increase in net loss of $10.2 million compared to Q1-2022. The increase in loss was primarily due to the maintenance shutdown at the Cosalá Operations, higher interest and financing charges, a stronger Mexican peso in Q1-2023, and a one-time gain from the US Government loan forgiveness that lowered the net loss in Q1-2022.
  The Galena Hoist project remains on track with the hoist ropes installed last week ahead of shaft inspection and repair beginning this week. The project is on schedule to be fully operational by the end of Q2-2023.
  Consolidated attributable production of approximately 1.2 million ounces of silver equivalent2, including 0.5 million ounces of silver, 7.2 million pounds of zinc and 5.5 million pounds of lead. Consolidated attributable silver production increased 66% year over year despite the quarter being impacted by the 17-day maintenance shutdown at the Cosalá Operations.
  Attributable cash costs of $11.18/oz silver produced3 and all-in sustaining costs of $16.87/oz silver produced3 during the quarter.
  Production guidance for 2023 remains unchanged with consolidated attributable silver equivalent production expected to range between 5.5 – 6.0 million ounces and consolidated attributable silver production expected to increase by over 80% from 2022 and range between 2.2 – 2.6 million ounces.

“The Galena Hoist project is making excellent progress with not only the major capital obligations and technical components completed but the shaft repair work about to start,” stated Americas President and CEO Darren Blasutti. “Once operational, the Galena Hoist will not only add flexibility but also support plans to significantly increase silver production at the Galena Complex moving forward starting in Q3-2023. The Company is well positioned to deliver on its 2023 production guidance which provides solid organic production growth and offers substantial silver optionality to our stakeholders.”

Cosalá Operations

The Cosalá Operations had a successful start to the year despite the 17-day maintenance shutdown that impacted overall production during the quarter. The Cosalá Operations produced approximately 265,000 ounces of silver, 2.7 million pounds of lead and 7.2 million pounds of zinc in Q1-2023, compared to approximately 127,000 ounces of silver (representing an approximate 110% increase year-over-year), 3.9 million pounds of lead and 9.6 million pounds of zinc in Q1-2022, benefitting from more production from the higher-grade silver areas in the Upper Zone of the San Rafael mine. Cash cost and all-in sustaining cost were $4.61 per silver ounce and $9.52 per silver ounce, respectively, an increase compared to Q1-2022 as the Company produced more silver and less by-product zinc and lead.

Production at the Cosalá Operations during Q1-2023 was impacted by the 17-day maintenance shutdown to perform remedial work on the decant tunnel at the Cosalá Operations tailings facility as part of the long-term environmental plan at the operations. This temporary shutdown allowed the San Rafael Mine to rebuild stockpiles that had been drawn down in 2022 and allowed scheduled maintenance to be carried out at the Los Braceros mill, setting the operation up for a strong remainder of 2023.

Silver production from the Cosalá Operations in 2023 is expected to be between 1.2 – 1.4 million ounces, benefitting from more production from the higher-grade silver areas in the Upper Zone of the San Rafael mine. Zinc production from the Cosalá Operations is expected to be approximately 33 – 37 million pounds while lead production is expected to be 11 – 13 million pounds.

Galena Complex

Attributable production from the Galena Complex was approximately 235,000 ounces of silver and 2.8 million pounds of lead in Q1-2023, compared to approximately 174,000 ounces of silver (representing an approximate 35% increase year-over-year) and 2.5 million pounds of lead in Q1-2022. Cash cost and all-in sustaining cost were $18.59 per silver ounce and $25.18 per silver ounce, respectively, largely unchanged compared to Q1-2022. All-in sustaining cost per silver ounce at the Galena Complex is anticipated to decrease with the completion of the Galena Hoist project as the benefits of scaling economies on the existing cost base are realized.

The Company began mining the 3700 Level high-grade silver ore in mid-December 2022 and recently started development on the 4300 Level to access the Upper 360 Complex reserve area. The 4300 Level mining front will increase the number of producing stopes and boost production output to coincide with the completion of the Galena Hoist.

The Galena Hoist project remains on track with hoist ropes installed last week ahead of shaft inspection and repair beginning this week. Completion of this phase of hoist commissioning de-risks the project and demonstrates the hoist is mechanically sound and ready for use. A preliminary inspection of the Galena shaft indicated that it was in reasonable condition with no substantial deterioration during the period of inactivity. The Galena Hoist project remains on track to be completed and be fully operational by the end of Q2-2023 which will support plans to increase production, improve operational flexibility and improve operational economics.

Attributable silver production to the Company from the Galena Complex (60% owned by Americas) in 2023 is expected to be between 1.0 – 1.2 million silver ounces. Attributable lead production is expected to be between 11 – 13 million pounds. The Galena Complex attributable production for 2022 was 672,000 ounces of silver and 9.3 million pounds of lead.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Technical Information and Qualified Persons

The scientific and technical information relating to the Company’s material mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the expected production levels and potential additional mineral resources thereat; the expected timing and completion of the Galena Hoist project and the expected operational and production results therefrom, including the anticipated improvements to the cash cost per silver ounce and all-in sustaining cost per silver ounce at the Galena Complex following completion; and mining and processing operations at the Cosalá Operations continuing, including expected production levels and the continuity of legal access for employees and contractors. Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the Galena Hoist project on its expected schedule and budget, and the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below. The ability to maintain cash flow positive production at the Cosalá Operations through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena Hoist project on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas , these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

1 The Company uses the financial measure “net loss per share” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

Net loss per share is consolidated net loss divided by the weighted average number of common shares outstanding during the period.

Reconciliation of Net Loss per Share
	Q1-2023	Q1-2022
Consolidated net loss ('000)	$(10,524)	$(296)
Divided by weighted average number of common shares outstanding	206,204,961	172,903,384
Net loss per share	$(0.05)	$(0.01)

2 Silver equivalent ounces for Q1-2023 and Q1-2022 were calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period throughout this press release. Silver equivalent ounces for the 2023 guidance and 2024 outlook references were calculated based on $22.00/oz silver, $1.45/lb zinc, $1.00 /lb lead, and $3.75/lb copper throughout this press release.

3 This metric is a non-GAAP financial measure or ratio. The Company uses the financial measures “Cash Cost”, “Cash Cost/Ag Oz Produced”, “All-In Sustaining Cost”, and “All-In Sustaining Cost/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs and total costs of operations. Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, while all-in sustaining costs is the cash costs plus all development, capital expenditures, and exploration spending.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced[1]
	Q1-2023	Q1-2022
Cost of sales ('000)	$17,479	$16,554
Less non-controlling interests portion ('000)	(3,959)	(3,478)
Attributable cost of sales ('000)	13,520	13,076
Non-cash costs ('000)	279	(1,796)
Direct mining costs ('000)	$13,799	$11,280
Smelting, refining and royalty expenses ('000)	5,242	5,627
Less by-product credits ('000)	(13,457)	(19,775)
Cash costs ('000)	$5,584	$(2,868)
Divided by silver produced (oz)	499,677	300,316
Cash costs/Ag oz produced ($/oz)	$11.18	$(9.55)

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	Q1-2023	Q1-2022
Cost of sales ('000)	$7,582	$7,859
Non-cash costs ('000)	292	(1,441)
Direct mining costs ('000)	$7,874	$6,418
Smelting, refining and royalty expenses ('000)	4,188	4,699
Less by-product credits ('000)	(10,839)	(17,311)
Cash costs ('000)	$1,223	$(6,194)
Divided by silver produced (oz)	265,121	126,767
Cash costs/Ag oz produced ($/oz)	$4.61	$(48.86)
Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q1-2023	Q1-2022
Cost of sales ('000)	$9,897	$8,695
Non-cash costs ('000)	(21)	(592)
Direct mining costs ('000)	$9,876	$8,103
Smelting, refining and royalty expenses ('000)	1,757	1,547
Less by-product credits ('000)	(4,364)	(4,106)
Cash costs ('000)	$7,269	$5,544
Divided by silver produced (oz)	390,927	289,249
Cash costs/Ag oz produced ($/oz)	$18.59	$19.17
Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced [1]
	Q1-2023	Q1-2022
Cash costs ('000)	$5,584	$(2,868)
Capital expenditures ('000)	2,419	1,623
Exploration costs ('000)	427	444
All-in sustaining costs ('000)	$8,430	$(801)
Divided by silver produced (oz)	499,677	300,316
All-in sustaining costs/Ag oz produced ($/oz)	$16.87	$(2.67)
Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	Q1-2023	Q1-2022
Cash costs ('000)	$1,223	$(6,194)
Capital expenditures ('000)	1,183	371
Exploration costs ('000)	119	434
All-in sustaining costs ('000)	$2,525	$(5,389)
Divided by silver produced (oz)	265,121	126,767
All-in sustaining costs/Ag oz produced ($/oz)	$9.52	$(42.51)

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	Q1-2023	Q1-2022
Cash costs ('000)	$7,269	$5,544
Capital expenditures ('000)	2,060	2,086
Exploration costs ('000)	514	17
All-in sustaining costs ('000)	$9,843	$7,647
Galena Complex Recapitalization Plan costs ('000)	2,565	1,547
All-in sustaining costs with Galena Recapitalization Plan ('000)	$12,408	$9,194
Divided by silver produced (oz)	390,927	289,249
All-in sustaining costs/Ag oz produced ($/oz)	$25.18	$26.44
All-in sustaining costs with Galena Recapitalization/Ag oz produced ($/oz)	$31.74	$31.79

1 Throughout this press release, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

Contacts

For more information:
Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503